Exhibit 12.2a

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Nine Months Ended September 30, 2010	Twelve Months Ended September 30, 2010	2009	2008	2007	2006	2005

Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$1,214	$660	$503	$1,364	$977	$762	$754

Fixed charges as defined	285	384	392	343	332	322	339

Capitalized interest	—	—	—	—	(4)	(9)	(6)

Total earnings, as defined	$1,499	$1,044	$895	$1,707	$1,305	$1,075	$1,087

Fixed charges, as defined:
Interest charges	$273	$368	$376	$330	$320	$311	$329
Rental interest factor	12	16	16	13	12	11	10

Total fixed charges, as defined	$285	$384	$392	$343	$332	$322	$339

Ratio of Earnings to Fixed Charges	5.26	2.72	2.28	4.98	3.93	3.34	3.21